SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

     RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

                             (Thousands of Dollars)

                                                   1995             1996             1997            1998             1999
                                              ----------------  --------------   --------------  --------------  ---------------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:
Income before interest expense (1)                 $1,143,477      $1,108,410       $1,049,866      $  999,910      $   992,354
Add:
  Taxes on income (2)                                 509,632         511,819          520,468         442,356          438,006
  Rentals (3)                                           4,018           3,269            2,639           2,208            1,901
  Allocable portion of interest
        on long-term Contracts for
        the purchase of power (4)                       1,848           1,824            1,797           1,767            1,735
  Spent nuclear fuel interest (6)                           -               -                -               -                -
  Amortization of previously capitalized
        fixed charges                                   1,185             814            1,127           1,571            1,508
                                              ----------------  --------------   --------------  --------------  ---------------
Total earnings before income
  taxes and fixed charges (A)                      $1,660,160      $1,626,136       $1,575,897      $1,447,812       $1,435,504
                                              ================  ==============   ==============  ==============  ===============

FIXED CHARGES:
  Interest and amortization                         $ 463,786       $ 453,015        $ 444,272       $ 484,788        $ 482,933
  Rentals (3)                                           4,018           3,269            2,639           2,208            1,901
  Capitalized fixed charges -
        nuclear fuel (5)                                1,531           1,711            2,398           1,294            1,211
  Allocable portion of interest on
        long-term contracts for
        the purchase of power (4)                       1,848           1,824            1,797           1,767            1,735
  Spent nuclear fuel interest (6)                           -               -                -               -                -
  Preferred and preference stock dividend
      requirements - pre-tax basis                     64,330          61,256           54,831          45,784           41,753
                                              ----------------  --------------   --------------  --------------  ---------------
Total fixed charges (B)                             $ 535,513       $ 521,075        $ 505,937       $ 535,841        $ 529,533
                                              ================  ==============   ==============  ==============  ===============

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                               3.10            3.12             3.11            2.70             2.71
                                              ================  ==============   ==============  ==============  ===============

(1) Includes allowance for funds used during construction and accrual of unbilled revenue.

(2) Includes allocation of federal income and state franchise taxes to other income.

(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual re

(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.

(5)  Includes fixed charges associated with Nuclear Fuel.

(6)  Represents interest on spent nuclear fuel disposal obligation.